February 9, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Nuwellis, Inc.
Registration Statement on Form S-1, as amended File No: 333-276562

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), Lake Street Capital Markets, LLC and Maxim Group LLC, as placement agents for the proposed offering, hereby join the request of Nuwellis, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m. Eastern Time on Monday, February 12, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Commission under the Securities Act, please be advised that there will be distributed to each underwriter, dealer or agent, who is reasonably anticipated to participate in the distribution of the securities in this offering, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned is aware of its obligations under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, including the delivery requirements contained in such Rule, in connection with the above-referenced issue.

Very truly yours,

LAKE STREET CAPITAL MARKETS, LLC

By:	/s/ Michael Townley
Name: Michael Townley
Title: Head of Investment Banking

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller
Title: Co-President

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP